Southern Company Services, Inc.
                           241 Ralph McGill Boulevard
                               Atlanta, GA 30308
                                  404-506-7146




                             SOUTHERN POWER COMPANY
                           Form U-1 - File No. 70-9991


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

Southern Power Company hereby requests that the application or declaration filed in the above referenced file be withdrawn. This letter should be considered as Amendment No. 1 in such file.


Yours very truly,


SOUTHERN POWER COMPANY



/s/Wayne Boston
Wayne Boston, Assistant Secretary